UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM U-13-60

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 1998 and Ending December 31, 1998


                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF




                      CENTRAL AND SOUTH WEST SERVICES, INC.
                        (Exact Name of Reporting Company)



                          A Subsidiary Service Company
                           ("Mutual" or "Subsidiary")


           Date of Incorporation January 8, 1969 If not Incorporated,
                             Date of Organization.

      State or Sovereign Power under which Incorporated or Organized Texas

  Location of Principal Executive Offices of Reporting Company Tulsa, Oklahoma

   Name, title, and address of officer to whom correspondence concerning this report should be addressed:


R. Russell Davis  Controller      P.O. Box 21928     Tulsa, Oklahoma  74121-1928
(Name)            (Title)         (Address)




       Name of Principal Holding Company Whose Subsidiaries are served by
                               Reporting Company:

                       CENTRAL AND SOUTH WEST CORPORATION

                             2 of 27 Pages (Blank)

                      INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing. --Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. --Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. --The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. --Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. --All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. --Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. Major Amendments or Corrections. --Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. --Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. --The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. --The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. --The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                                 3 of 27 pages

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                        Schedule or        Page
     Description of Schedules and Accounts             Account Number     Number

Comparative Balance Sheet                               Schedule I          5-6

Service Company Property                                Schedule II         7

Accumulated Provision for Depreciation and Amortization
  of Service Company Property                           Schedule III        8

Investments                                             Schedule IV         9(a)

Accounts Receivable from Associate Companies            Schedule V          9(b)

Fuel Stock Expenses Undistributed                       Schedule VI        10

Stores Expense Undistributed                            Schedule VII       10

Miscellaneous Current and Accrued Assets                Schedule VIII      11

Miscellaneous Deferred Debits                           Schedule IX        11

Research, Development, or Demonstration Expenditures    Schedule X         11

Proprietary Capital                                     Schedule XI        12

Long-Term Debt                                          Schedule XII       13

Current and Accrued Liabilities                         Schedule XIII      14(a)

Notes to Financial Statements                           Schedule XIV   14(b)-(f)

Comparative Income Statement                            Schedule XV        15

Analysis of Billing - Associate Companies               Account 457        16

Analysis of Billing - Nonassociate Companies            Account 458        17

Analysis of Charges for Service - Associate and
  Nonassociate Companies                                Schedule XVI       18

Schedule of Expense by Department or Service Function   Schedule XVII      19-20

Departmental Analysis of Salaries                       Accounts - All     21(a)

                                4(a) of 27 pages

                                                        Schedule or        Page
     Description of Schedules and Accounts             Account Number     Number

Outside Services Employed                               Accounts - All 21(b)-(d)

Employee Pensions and Benefits                          Account 926        22(a)

General Advertising Expenses                            Account 930.1  22(b)-(c)

Miscellaneous General Expenses                          Account 930.2      23

Rents                                                   Account 931        23

Taxes Other Than Income Taxes                           Account 408        24(a)

Donations                                               Account 426.1  24(b)-(c)

Other Deductions                                        Account 426.5      25(a)

Notes to Statement of Income                            Schedule XVIII 25(b)-(c)


          LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

                                                                           Page
     Description of Reports or Statements                                 Number

Organization Chart                                                         26(a)

Methods of Allocation                                                  26(b)-(c)

Annual Statement of Compensation for Use of Capital Billed                 26(d)

Signature Clause                                                           27

                                4(b) of 27 pages

                     ANNUAL REPORT OF Central and South West Services, Inc.

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                                   (thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT   ASSETS AND OTHER DEBITS                         AS OF DECEMBER 31
-------   -----------------------
                                                          1998           1997
                                                     ------------   ------------
       SERVICE COMPANY PROPERTY
301-
 311   Service company property (Schedule II)            $119,596       $116,683
107    Construction work in progress (Schedule II)          4,474          2,450
                                                     ------------   ------------
          Total Property                                  124,070        119,133
                                                     ------------   ------------

108-
 111   Less accumulated provision for depreciation
       and amortization of service company
       property (Schedule III)                             39,626         33,572
                                                     ------------   ------------
          Net Service Company Property                     84,444         85,561

       INVESTMENTS
123      Investments in associate companies
         (Schedule IV)                                         --             --
124      Other investments (Schedule IV)                    1,392          3,839
                                                     ------------   ------------
          Total Investments                                 1,392          3,839

       CURRENT AND ACCRUED ASSETS
131      Cash                                               1,418          4,963
134      Special deposits                                      --             --
135      Working funds                                         85            120
136      Temporary cash investments (Schedule IV)              --             --
141      Notes receivable                                      --             --
143      Accounts receivable                                1,553          2,277
144      Accumulated provision for uncollectible
         accounts                                              --             --
146      Accounts receivable from associate
         companies (Schedule V)                            38,393         31,798
152      Fuel stock expenses undistributed (Schedule VI)       --             --
154      Materials and supplies                                23             14
163      Stores expense undistributed (Schedule VII)           --             --
165      Prepayments                                       19,833         16,215
174      Miscellaneous current and accrued assets
         (Schedule VIII)                                       --             --
                                                     ------------   ------------
          Total Current and Accrued Assets                 61,305         55,387

       DEFERRED DEBITS
181      Unamortized debt expense                              --             --
184      Clearing accounts                                    124             14
186      Miscellaneous deferred debits (Schedule IX)           --            344
188      Research, development, or demonstration
         expenditures (Sch. X)                                 --             --
190      Accumulated deferred income taxes                  1,502            773
                                                     ------------   ------------
          Total Deferred Debits                             1,626          1,131
                                                     ------------   ------------
       TOTAL ASSETS AND OTHER DEBITS                     $148,767       $145,918
                                                     ============   ============

                                 5 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                                   (thousands)



ACCOUNT  LIABILITIES AND PROPRIETARY CAPITAL              AS OF DECEMBER 31
-------  -----------------------------------
                                                          1998           1997
                                                     ------------   ------------
       PROPRIETARY CAPITAL
201       Common stock issued (Schedule XI)                  $100           $100
211       Miscellaneous paid-in-capital (Schedule XI)          --             --
215       Appropriated retained earnings (Schedule XI)         --             --
216       Unappropriated retained earnings (Schedule XI)       --             --
                                                     ------------   ------------
          Total Proprietary Capital                           100            100

       LONG-TERM DEBT
223       Advances from associate companies (Schedule XII)     --             --
224       Other long-term debt (Schedule XII)                  --         60,000
225       Unamortized premium on long-term debt                --             --
226       Unamortized discount on long-term debt-debit         --             --
                                                     ------------   ------------
          Total Long-Term Debt                                 --         60,000

       CURRENT AND ACCRUED LIABILITIES
228       Accumulated provision for pensions and benefits     993          1,487
231       Notes payable                                        --             --
232       Accounts payable                                 23,192         28,433
233       Notes payable to associate companies
          (Schedule XIII)                                  97,103         26,390
234       Accounts payable to associate companies
          (Schedule XIII)                                   1,225          1,755
236       Taxes accrued                                     1,221          1,499
237       Interest accrued                                    451            133
238       Dividends declared                                   --             --
241       Tax collections payable                             743            630
242       Miscellaneous current and accrued liabilities
          (Schedule XIII)                                   1,358          1,854
                                                     ------------   ------------
          Total Current and Accrued Liabilities           126,286         62,181

       DEFERRED CREDITS
253       Other deferred credits                            8,197          9,049
255       Accumulated deferred investment tax credits          --             --
                                                     ------------   ------------
          Total Deferred Credits                            8,197          9,049

282       ACCUMULATED DEFERRED INCOME TAXES                14,184         14,588
                                                     ------------   ------------
       TOTAL LIABILITIES AND PROPRIETARY CAPITAL         $148,767       $145,918
                                                     ============   ============

                                 6 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                     SCHEDULE II - SERVICE COMPANY PROPERTY
                                   (thousands)


                                                  BALANCE AT                       RETIREMENTS                          BALANCE
                                                  BEGINNING                             OR            OTHER (1)         AT CLOSE
ACCOUNT DESCRIPTION                                OF YEAR         ADDITIONS          SALES            CHANGES          OF YEAR
301  Organization                                 $     --           $   --          $    --              $ --         $     --

303  Miscellaneous Intangible Plant                  2,860              511               --                --            3,371

304  Land and Land Rights                            6,381               --               --                --            6,381

305  Structures and Improvements                    42,173               --               --                --           42,173

306  Leasehold Improvements                          6,164               66               --                --            6,230

307  Equipment (2)                                  31,268            5,892           (3,630)               --           33,530

308  Office Furniture and Equipment                 14,641              100               --                --           14,741

309  Automobiles, Other Vehicles
        and Related Garage Equipment                   195               --               (1)               --              194

310  Aircraft and Airport Equipment                 12,918               --               --               (21)          12,897

311  Other Service Company
        Property (3)                                    83               --               (4)               --               79

                                          --------------------------------------------------------------------------------------
       SUB-TOTALS                                  116,683            6,569           (3,635)              (21)         119,596

107  Non-Billable Construction Work
         in Progress (4)                             2,450            2,024               --                --            4,474
                                          --------------------------------------------------------------------------------------


       TOTALS                                     $119,133           $8,593          $(3,635)             $(21)        $124,070
                                          ======================================================================================

                                7(a) of 27 pages

                                   (thousands)


FOOTNOTES

(1)  Provide an explanation of those changes considered material:   None.

(2) Sub accounts are required for each class of equipment owned. The service company shall provide a listing by sub account of equipment additions during the year and the balance at the close of the year:

                                                                        BALANCE
                                                                        AT CLOSE
SUB ACCOUNT DESCRIPTION                                 ADDITIONS       OF YEAR
Account 307 - Equipment
   Data Processing Equipment                               $5,548       $27,671
   Communications Equipment                                   274         5,224
   Other                                                       70           635
                                                       -------------------------
     TOTALS                                                $5,892       $33,530
                                                       =========================

(3)  Describe Other Service Company Property:

   Refrigerators / Ice Makers                                 $--           $10
   Appliances                                                  --            15
   Industrial Hygiene Equipment                                --            11
   Power Wench                                                 --             1
   Portable Generator / Submersible Pump                       --             1
   10' Expandable Display                                      --             1
   Soft Drink Vending Machines (retired in '98)                --            --
   Electric Trimmer                                            --             2
   Projector                                                   --             6
   Aerial Work Platform                                        --             7
   Power Punch Machine                                         --             3
   Exercise Equipment                                          --            19
   VCR / TV Combination                                        --             2
   Desk Top Labeling System                                    --             1
                                                       -------------------------
     TOTALS                                                   $--           $79
                                                       =========================

(4)  Describe Non-Billable Construction Work in Progress:

   MV90PBS - Software (PRJ2001)                              $150          $448
   Tailored Collaboration Billing System (PRJ2001)            196           642
   Property Tax Renditions Ad Valorem Project                 193           193
   Business Unit Reporting Project                          1,333         3,039
   Customer Service Virtual Call Center                       152           152
                                                       -------------------------
     TOTALS                                                $2,024        $4,474
                                                       =========================
                                7(b) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                                  SCHEDULE III

             ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION
                           OF SERVICE COMPANY PROPERTY
                                   (thousands)

                                       BALANCE AT                  RETIREMENTS               BALANCE
                                        BEGINNING                      OR        OTHER (1)   AT CLOSE
ACCOUNT DESCRIPTION                      OF YEAR     ADDITIONS        SALES        CHANGES   OF YEAR
301  Organization                         $    --      $   --        $    --         $--     $    --

303  Miscellaneous Intangible Plant         1,453         432             --          --       1,885

304  Land and Land Rights                      --          --             --          --          --

305  Structures and Improvements            7,711       1,452             --          --       9,163

306  Leasehold Improvements                 1,574         478             --          --       2,052

307  Equipment                             14,384       5,158         (3,631)         --      15,911

308  Office Furniture and Equipment         6,406       1,653             --          --       8,059

309  Automobiles, Other Vehicles
        and Related Garage Equipment          134          31             --          --         165

310  Aircraft and Airport Equipment         1,852         477             --          --       2,329

311  Other Service Company
        Property                               58           8             (4)         --          62
                                    -----------------------------------------------------------------

       TOTALS                             $33,572      $9,689        $(3,635)        $--     $39,626
                                    =================================================================



FOOTNOTES
(1)  Provide an explanation of those changes considered material:   None.

                                  8 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                            SCHEDULE IV - INVESTMENTS
                                   (thousands)

Instructions:  Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under  Account  136,   "Temporary  Cash   Investments",   list  each  investment
separately.

                                                                 BALANCE AT        BALANCE AT
                                                                 BEGINNING            CLOSE
ACCOUNT DESCRIPTION                                               OF YEAR           OF YEAR
Account 123 - Investment in Associate Companies                      $   --            $   --

Account 124 - Other Investments

Purchase of Mortgages                                                 2,683               252
Preston Trail Golf Club Purchase of Membership                           88                88
Lakewood Country Club Purchase of Membership                             16                16
Northwood Club Purchase of Membership                                   110               110
River Bend Golf and Country Club Purchase of Membership                   5                 5
Brook Hollow Golf Club Purchase of Membership                            80                80
Las Colinas Sports Club Purchase of Membership                           15                15
Bent Tree Country Club Purchase of Membership                            30                41
Texas Stadium Purchase of Texas Stadium Box Seats                       656               591
Gleneagles Country Club Purchase of Membership                           68                68
Oak Cliff Country Club Purchase of Membership                             2                 2
Barton Creek Club Purchase of Membership                                 30                30
El Paso Country Club Purchase of Membership                               6                 6
Fairfax Country Club Purchase of Membership                              27                27
Royal Oaks Country Club Purchase of Membership                            2                 2
Sports Club at Four Seasons Purchase of Membership                       21                46
Canyon Creek Country Club                                                --                 4
Trophy Club Country Club                                                 --                 9
                                                              --------------    --------------
  SUB-TOTALS                                                          3,839             1,392

Account 136 - Temporary Cash Investments                                 --                --
                                                              --------------    --------------

     TOTALS                                                          $3,839            $1,392
                                                              ==============    ==============

                                9(a) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                  (thousands)

Instructions: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub account should be provided.

                                                     BALANCE AT     BALANCE AT
                                                      BEGINNING       CLOSE
ACCOUNT DESCRIPTION                                   OF YEAR        OF YEAR

Account 146 - Accounts Receivable from
              Associate Companies
Central and South West Corporation                      $5,531         $7,165
Central Power and Light Company                          7,401         10,064
Public Service Company of Oklahoma                       6,105          6,946
Southwestern Electric Power Company                      7,357          7,873
West Texas Utilities Company                             2,864          4,041
CSW Credit, Inc.                                            89            170
CSW Energy, Inc.                                           227            410
CSW International, Inc.                                     72             89
C3 Communications, Inc.                                    105            164
EnerShop, Inc.                                             174             91
CSW Leasing, Inc.                                          105            212
SEEBOARD                                                   862            841
CSW Energy Services, Inc.                                  726            270
CSW Power Marketing, Inc.                                  180             57
                                                   ------------  -------------
  TOTALS                                               $31,798        $38,393
                                                   ============  =============

                                                                       TOTAL
Analysis of Convenience or Accommodation Payments                     PAYMENTS
                                                                      --------
Central and South West Corporation                                     $2,689
Central Power and Light Company                                         2,286
Public Service Company of Oklahoma                                     (1,862)
Southwestern Electric Power Company                                     2,356
West Texas Utilities Company                                            4,930
CSW Credit, Inc.                                                           --
CSW Energy, Inc.                                                          968
CSW International, Inc.                                                   172
C3 Communications, Inc.                                                   186
EnerShop, Inc.                                                            112
CSW Leasing, Inc.                                                          --
SEEBOARD                                                                   73
CSW Energy Services, Inc.                                                 184
CSW Power Marketing, Inc.                                                  18
                                                                 -------------
  TOTAL PAYMENTS                                                      $12,112
                                                                 =============

The majority of the convenience payments consist of the payment of inter-company billings from the associate companies to the services company, taxes, corporate insurance, relocation expenses, industry dues, and deferred compensation payments.

                                9(b) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
                                   (thousands)

Instructions: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.



ACCOUNT DESCRIPTION                                 LABOR     EXPENSES    TOTAL

Account 152 - Fuel Stock Expenses Undistributed       $--        $--        $--
                                                  ------------------------------

     TOTALS                                           $--        $--        $--
                                                  ==============================


Summary: The service company provides overall management of fuel supply and transportation procurement, as well as general administration. The associated costs are expensed as incurred.





                       SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                                       (thousands)

Instructions: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

ACCOUNT DESCRIPTION                                 LABOR     EXPENSES    TOTAL

Account 163 - Billable Stores Expense Undistributed
   Central Power and Light Company                   $806       $478     $1,284
   Public Service Company of Oklahoma                 545        368        913
   Southwestern Electric Power Company                520        330        850
   West Texas Utilities Company                       257        164        421
   CSW Corporation                                    112         19        131
   Others                                               1          4          5
                                                  ------------------------------
     TOTALS                                        $2,241     $1,363     $3,604
                                                  ==============================


Note: The overall procurement and management of materials and supplies is provided by the service company. The associated costs are charged to Account 163 and billed out to the appropriate company.

                                 10 of 27 pages

            ANNUAL REPORT OF Central and South West Services, Inc.

                     For the Year Ended December 31, 1998

           SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (thousands)

Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                     BALANCE AT      BALANCE AT
                                                      BEGINNING        CLOSE
ACCOUNT DESCRIPTION                                    OF YEAR        OF YEAR

Account 174 - Miscellaneous Current and
              Accrued Assets                               $--             $--
                                                   ----------------------------
     TOTALS                                                $--             $--
                                                   ============================



                 SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                 (thousands)

Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                     BALANCE AT      BALANCE AT
                                                      BEGINNING        CLOSE
ACCOUNT DESCRIPTION                                    OF YEAR        OF YEAR
Account 186 - Miscellaneous Deferred Debits
Non-Billable Deferred Project Costs                        $344             $--
                                                    ------------   -------------
     TOTALS                                                $344             $--
                                                    ============   =============




       SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (thousands)

Instructions: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

ACCOUNT DESCRIPTION                                                  AMOUNT
Account 188 - Billable Research, Development, or
              Demonstration Expenditures                                   $--
                                                                  -------------
     TOTAL                                                                 $--
                                                                  =============

                                 11 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                        SCHEDULE XI - PROPRIETARY CAPITAL
                 (dollars in thousands except per share amounts)

                                                  NUMBER OF SHARES        PAR OR STATED         OUTSTANDING CLOSE OF PERIOD
                                                                                               ------------------------------
ACCOUNT NUMBER        CLASS OF STOCK                AUTHORIZED            VALUE PER SHARE      NO. OF SHARES     TOTAL AMOUNT
--------------        --------------                ----------            ---------------      -------------     ------------
Account  201          Common Stock Issued              10,000                 $10               10,000                $100

Instructions: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

ACCOUNT DESCRIPTION                                                                                              AMOUNT
Account 211 - Miscellaneous Paid-In Capital                                                                            $--

Account 215 - Appropriated Retained Earnings                                                                            --
                                                                                                                 ----------
     TOTAL                                                                                                             $--
                                                                                                                 ==========

Instructions: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                    BALANCE AT                                                   BALANCE AT
                                                    BEGINNING           NET INCOME          DIVIDENDS              CLOSE
ACCOUNT DESCRIPTION                                  OF YEAR            OR (LOSS)              PAID               OF YEAR
-------------------                                  -------            ---------              ----               -------
Account 216 - Unappropriated Retained Earnings            $--                 $--                  $--                 $--
                                                    ----------          ----------          -----------          ----------
     TOTALS                                               $--                 $--                  $--                 $--
                                                    ==========          ==========          ===========          ==========

                                 12 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                          SCHEDULE XII - LONG-TERM DEBT
                                   (thousands)

Instructions: Advances from associate companies should be reported separately for advances on notes, and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                    TERM OF OBLIGATION                                     BALANCE AT                              BALANCE AT
NAME OF               CLASS & SERIES    DATE OF    INTEREST    AMOUNT      BEGINNING                DEDUCTIONS       CLOSE
CREDITOR               OF OBLIGATION    MATURITY     RATE     AUTHORIZED    OF YEAR    ADDITIONS        (1)         OF YEAR
--------               -------------    --------     ----     ----------    -------    ---------        ---         -------
Account 223 -
  Advances From
  Associate Companies                                          $    --      $    --         $--      $     --           $--

Account 224 -
  Other Long-Term
  Debt:
    Wells Fargo Bank
    as successor to
    First Interstate Bank
      of Texas           CSWS Term
                         Loan Facility  12/1/2001   Variable    60,000       60,000          --       (60,000)           --
                                                               ---------------------------------------------------------------
     TOTALS                                                    $60,000      $60,000         $--      $(60,000)          $--
                                                               ===============================================================


(1)  Give an explanation of deductions:
           Loan was paid off in two payments in 1998 -
                                             $30 million on 1/28/98
                                             $30 million on 4/27/98

                                 13 of 27 pages

                    ANNUAL REPORT OF Central and South West Services, Inc.

                             For the Year Ended December 31, 1998

                       SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                         (thousands)

Instructions: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                  BALANCE AT          BALANCE AT
                                                   BEGINNING           CLOSE
ACCOUNT DESCRIPTION                                OF YEAR             OF YEAR
Account 233 - Notes Payable to Associate
              Companies
   Central and South West Corporation                 $26,390            $97,103
                                                   ----------         ----------
     TOTALS                                           $26,390            $97,103
                                                   ==========         ==========


Account 234 - Accounts Payable to Associate
              Companies
   Central and South West Corporation                  $1,755             $1,225
                                                   ----------         ----------
     TOTALS                                            $1,755             $1,225
                                                   ==========         ==========


Account 242 - Miscellaneous Current and
              Accrued Liabilities
   Payroll                                               $987             $1,358
   Directors' Deferred Compensation                       291                 --
   Severance Accrual                                      576                 --
                                                   ----------         ----------
     TOTALS                                            $1,854             $1,358
                                                   ==========         ==========

                                14(a) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


Instructions: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.   Summary of Significant Accounting Policies

Effective  January 1, 1996  Central and South West  Services,  Inc.  (Company or
CSWS) adopted the Federal Energy Regulatory Commission (FERC) Uniform System of Accounts. Prior to 1996, the Company followed the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies prescribed by the Securities and Exchange Commission. The Company, as a member of the Central and South West System (CSW System), performs, at cost, various accounting, engineering, tax, legal, financial, electronic data processing, centralized economic dispatching of electric power, and other services for the CSW System companies.

Depreciation
For financial reporting purposes, provisions for depreciation of property are computed by the Company using the straight-line method, generally at individual rates applied to the various classes of depreciable property.
The annual composite rates averaged 9.27% for 1998 and 9.00% for 1997.

Federal Income Taxes
The Company, together with other members of the CSW System, files a consolidated federal income tax return and participates in a tax sharing agreement with the other members of the CSW System. The provision for deferred federal income taxes resulted principally from the tax deductions under accelerated methods of depreciation, as provided by federal income tax laws, being greater than these expenses for book purposes.

2.  Benefit Plans

Defined Benefit Pension Plan
Prior to June 30, 1997, the CSW System maintained a tax qualified, non-contributory defined benefit pension plan covering substantially all CSW employees in the United States. Benefits were based on employees' years of credited service, age at retirement, and final average annual earnings, with an offset for the participant's primary Social Security benefit. The CSW Board of Directors approved an amendment, effective July 1, 1997, which converted the present value of accrued benefits under the existing pension plan into a cash balance pension plan. Under the cash balance formula, each participant has an account, for record-keeping purposes only, to which credits are allocated annually based on a percentage of the participant's pay. The applicable percentage is determined by age and years of vested service the participant has with the CSW System as of December 31 of each year.

The purpose of the plan change is to continue to provide retirement income benefits which are competitive both within the utility industry as well as with other companies within the United States.

                                14(b) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

As the plan sponsor, CSW will continue to reflect the costs of the pension plan according to the provisions of SFAS No. 87 and report those results in accordance with SFAS No. 132 and allocate such costs to each of the participating employers. As a result of the July 1, 1997 amendment, CSWS will realize ongoing reductions in operations and maintenance expense.

Pension plan assets consist primarily of common stocks and short-term and intermediate term fixed income investments.

Information about the pension plan, including: (1) pension plan net periodic costs and contributions; (2) pension plan participation; and (3) assumptions used in accounting for the pension plan follow:


                                                 1998                1997
                                                        (thousands)
                                               ------------------------------
       Net Periodic Pension Cost
         Service Cost                             $5,611              $4,550
         Interest Cost                            18,164              14,916
       Expected Return on Plan Assets            (26,097)            (20,928)
       Amortization of Unrecognized:
           Transition Obligation                     407                 407
           Prior Service Cost                     (1,610)             (1,610)
                                               ------------------------------
                                                 $(3,525)            $(2,665)

       Pension Plan Contributions                    $ -                 $ -

       Approximate Number of Participants in the Plan

         Active employees                          1,600               1,299
         Retirees                                    122                 110
         Terminated employees                        735                 691


       Assumptions used in accounting for the Pension Plan
         Discount rate                             6.75%               7.50%
         Salary scale                              4.96%               5.46%
         Return on plan assets                     9.00%               9.00%
         Interest Crediting rate                   5.25%               6.50%


Health and Welfare Plans
The Company, with other members of the CSW System, has medical, dental, group life insurance, dependent life insurance, and accidental death and dismemberment plans for substantially all active CSW System employees. The contributions for CSWS, recorded on a pay-as-you-go basis, for the years ended December 31, 1998 and 1997 were approximately $9,053,000 and $5,482,000, respectively.

                                14(c) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

Postretirement Benefits Other Than Pensions
The components of net periodic postretirement benefit costs follow:

                                                     1998                1997
                                                           (thousands)
                                                  ------------------------------
          Benefits Obligations and Plan Assets
          Benefit obligation:
          Retirees                                   $7,345              $6,650
          Other fully eligible participants           4,391               2,579
          Other active participants                  14,806               9,732
                                                  ----------          ----------
          Total APBO                                $26,542             $18,961

          Plan assets at fair value                 $12,344             $10,943


          Change in Accumulated Post-
            Retirement Benefit Obligation
          Benefit Obligation at beginning of year   $18,961             $13,353
          Service Cost                                1,464               1,037
          Interest Cost                               1,400               1,022
          Amendments                                   (462)                 --
          Benefit payments                             (593)               (395)
          Plan participants' contributions               51                  13
          Benefits Paid                               5,721               3,931
                                                  ----------          ----------
          Fair Value of plan assets at end of year  $26,542             $18,961

          Change in fair value of plan assets
          Fair value of plan assets at
            beginning of yr                         $10,943              $8,278
          Actual return on plan assets                 (421)              1,344
          Employer contributions                      2,364               1,703
          Plan participants' contributions               51                  13
          Benefits Paid                                (593)               (395)
                                                  ----------          ----------
          Fair Value of plan assets at end of year  $12,344             $10,943

          Reconciliation of Funded Status
          Funded status end of year                $(13,346)            $(7,726)
          Unrecognized:
            Transition Obligation                     5,051               5,412
            (Gain)/Loss                               8,295               2,068
                                                  ----------          ----------
          Prepaid (accrued) benefit cost
          before balance sheet adjustments              $--               $(246)

          Components of Net
            Periodic Benefit Cost
          Service Cost                               $1,464              $1,037
          Interest Cost                               1,400               1,022
          Expected Return on Plan Assets               (865)               (716)
          Amortization of Unrecognized:
            Transition Obligation                       361                 355
            (Gain) / Loss                                20                (144)
                                                  ----------          ----------

          Total Net Periodic Benefit Cost            $2,380              $1,554

                                14(d) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


Amounts Recognized in                       1998                1997
  Balance Sheets                                   (thousands)
                                         ------------------------------
Prepaid Benefit Cost                         $1,301                $657
Accrued Benefit Cost                         (1,301)               (903)
                                          ----------          ----------
Prepaid (Accrued) Benefit Cost                  $--               $(246)


Effect of 1% Change in Assumed
  Health Care Cost Trend Rate
1% Increase
Service Cost Plus
Interest Cost                                  $654
APBO                                         $3,563

1% Decrease
Service Cost Plus
Interest Cost                                 $(531)
APBO                                        $(2,970)

As permitted, the amortization of any prior service cost is determined using straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plan.

The assumptions used in accounting for Postretirement benefit costs for both 1998 and 1997 are:

Discount rate                               6.75%               7.50%
Tax rate on trusts                         39.60%              39.60%
Return on plan assets                       9.00%               9.00%

3.  Financial Instruments

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value.

      Cash and temporary cash investments.
      The carrying amount approximates fair value because of the short maturity of those instruments.

      Notes payable to associate companies.
      The carrying amount approximates fair value because of the short maturity of those instruments.

      Other long-term debt.
      The fair value of the Company's long-term debt is estimated based on quoted market prices for the same or similar issues.

                                14(e) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


The estimated fair value of the Company's financial  instruments are as follows:

                                                                1998
                                                             (thousands)
                                                    Carrying              Fair
                                                     Amount               Value
Cash and temporary cash investments                  $1,418              $1,418
Notes payable to associate companies                 97,103              97,103
Other long-term debt                                     --                  --

                                                                1997
                                                             (thousands)
                                                    Carrying              Fair
                                                     Amount               Value
Cash and temporary cash investments                  $4,963              $4,963
Notes payable to associate companies                 26,390              26,390
Other long-term debt                                 60,000              60,000



4.  Short-Term Financing

The CSW System uses short-term debt, primarily commercial paper, to meet fluctuations in working capital requirements and other interim capital needs. CSW has established a money pool to coordinate short-term borrowings for certain subsidiaries and also incurs borrowings outside the money pool for other subsidiaries. As of December 31, 1998, the CSW System had revolving credit facilities totaling $1.0 billion to back up its commercial paper program. At December 31, 1998, CSW had $811 million outstanding in short-term borrowings. The maximum amount of such short-term borrowings outstanding during the year, which had a weighted average interest yield for the year of 5.8%, was $1.1 billion during June 1998. Of this amount, $96.5 million pertained to the service company.

                                14(f) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                   SCHEDULE XV - COMPARATIVE INCOME STATEMENT
                                   (thousands)

ACCOUNT    DESCRIPTION                                    CURRENT        PRIOR
                                                            YEAR          YEAR
                                                          --------      --------
         INCOME
456      Other electric revenues                          $    88       $   173
457      Services rendered to associate companies         284,242       264,070
458      Services rendered to non associate companies       2,138         1,060
421      Miscellaneous income or loss                         524           601
447      Impact Studies                                       178            --
                                                          --------      --------
              TOTAL INCOME                                287,170       265,904
                                                          --------      --------


         EXPENSES
500-559  Power production                                  20,447        16,877
560-579  Transmission                                       8,394         4,288
580-599  Distribution                                      13,933         3,388
902-903  Customer accounts expense                         10,657           199
906-917  Customer service & information                     9,320        17,420
920      Salaries and wages                                97,424        82,752
921      Office supplies and expenses                      22,299        27,629
922      Administrative expense transferred - credit      (40,196)      (37,449)
923      Outside services employed                         33,163        31,264
924      Property insurance                                   215           171
925      Injuries and damages                               1,153           572
926      Employee pensions and benefits                     8,932         7,488
927      Franchise requirements                                --             1
928      Regulatory commission expense                         --            --
930.1    General advertising expenses                       4,129         4,749
930.2    Miscellaneous general expenses                    13,519        12,098
931      Rents                                             11,883        12,632
935      Maintenance of structures and equipment            5,995         4,263
403-405  Depreciation and amortization expense              9,690         9,337
408      Taxes other than income taxes                      7,542         7,695
409      Income taxes                                       2,813         1,012
410      Provision for deferred income taxes               (1,394)       (1,125)
411      Provision for deferred income taxes - credit         262         1,056
417      Administrative - Business Venture                  3,053         1,142
426.1    Donations                                            660           615
426.3-
  426.5  Other deductions                                   3,148         2,879
427      Interest on long-term debt                           750         3,702
430      Interest on debt to associate companies            4,388         2,056
431      Other interest expense                               112            56
                                                          --------      --------
              TOTAL EXPENSE - INCOME STATEMENT            252,291       216,767
                                                          --------      --------

         COST OF SERVICE - BALANCE SHEET
107      Construction work in progress                     18,945        17,991
108      Retirement work in progress                          192           159
163      Stores expense undistributed                       3,604         2,641
165      Prepayments                                          478         1,821
183      Preliminary survey and investigation charges         627           381
184      Clearing accounts                                  1,703         1,271
186      Miscellaneous deferred debits                      9,147        17,942
188      Research, development, or demonstration expenses     183           362
242      Miscellaneous current and accrued liabilities         --         6,545
307      Equipment                                             --            21
308      Office furniture and equipment                        --             3
                                                          --------      --------
              TOTAL COST OF SERVICE - BALANCE SHEET        34,879        49,137
                                                          --------      --------
              NET INCOME OR (LOSS)                        $    --       $    --
                                                          ========      ========

Note:  All accounts on this schedule reflect amounts "As Billed".

                                 15 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES - ACCOUNT 457
                                   (thousands)


                                     DIRECT       INDIRECT COMPENSATION   TOTAL
                                     COSTS        COSTS      FOR USE      AMOUNT
NAME OF ASSOCIATE COMPANY            CHARGED      CHARGED   OF CAPITAL    BILLED
                                     457 - 1      457 - 2    457 - 3

Central and South West Corporation    $40,472      $3,744       $728     $44,944

Central Power and Light Company        64,474      10,301      1,203      75,978

Public Service Company of Oklahoma     46,321       6,575        843      53,739

Southwestern Electric Power Company    56,285       8,493      1,033      65,811

West Texas Utilities Company           24,968       4,024        460      29,452

CSW Credit, Inc.                          731         127         13         871

CSW Energy, Inc.                        1,594         252         30       1,876

CSW International, Inc.                   535         107         11         653

C3 Communications, Inc.                   318         (15)         5         308

CSW Leasing, Inc.                          87          19          2         108

CSW Power Marketing, Inc.                 610          72         12         694

CSW Energy Services, Inc.               2,436         503         49       2,988

EnerShop, Inc.                            411          82          8         501

SEEBOARD                                5,275         941        103       6,319
                                    --------------------------------------------
       TOTALS                        $244,517     $35,225     $4,500    $284,242
                                    ============================================

                                 16 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                               ANALYSIS OF BILLING

                      NONASSOCIATE COMPANIES - ACCOUNT 458
                                   (thousands)

Instruction:  Provide a brief description of the services rendered to each nonassociate company.

                                         DIRECT     INDIRECT   COMPENSATION              EXCESS      TOTAL
                                          COST        COST        FOR USE      TOTAL        OR       AMOUNT
NAME OF NONASSOCIATE COMPANY             CHARGED    CHARGED    OF CAPITAL      COST    DEFICIENCY    BILLED
----------------------------             -------    -------    ----------      ----    ----------    ------
                                          458-1       458-2        458-3                   458-4
Engineering Services:
 1.  Cowley Sugarhouse                 $    4         $--           $--     $    4        $  4      $    8

 2.  Sinclair Oil                           7          --            --          7           6          13

 3.  Global Octanes Texas                   7          --            --          7           2           9

 4.  Electric Power Research Institute    561          --            --        561          --         561

 5.  Kimberly Clark                         5          --            --          5           7          12

 6.  Kelco                                211          --            --        211         100         311

 7.  Lone Star Steel                       80          --            --         80           6          86

8.  Georgia Pacific                       164          --            --        164          34         198

9.  Valspar                                 4          --            --          4           1           5

10.  NCE Corporation                       70          --            --         70          10          80

11.  University of Texas                    3          --            --          3           1           4

12.  TAMU Baseball                        169          --            --        169         131         300

13.  Honeywell                            215          --            --        215          --         215

14.  Tampa Electric                        45          --            --         45          --          45

15.  HEB Grocery                          239          --            --        239          --         239

16.  Texas Tech                             4          --            --          4          --           4

17.  Other                                (18)         --            --        (18)         --         (18)

Environmental Lab Services:
1.  Sabine Mining Company                  19          --            --         19          12          31

2.  Dolet Hills Mining Venture             --          --            --         --           5           5

3.  Other                                  24          --            --         24           6          30
                                  -------------------------------------------------------------------------
       TOTALS                          $1,813         $--           $--     $1,813        $325      $2,138
                                  =========================================================================

                                 17 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

 SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES
                                   (thousands)

Instruction: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                             ASSOCIATE COMPANY CHARGES  NONASSOCIATE COMPANY CHARGES  TOTAL CHARGES FOR SERVICE
                                             -------------------------  ----------------------------  -------------------------
                                           DIRECT    INDIRECT              DIRECT  INDIRECT          DIRECT    INDIRECT
ACCOUNT DESCRIPTION OF ITEMS                COST       COST      TOTAL     COST      COST   TOTAL     COST       COST      TOTAL
------- --------------------                ----       ----      -----     ----      ----   -----     ----       ----      -----
COST OF SERVICE - INCOME STATEMENT
456     Other Electric Revenues               $(85)      $(3)      $(88)     $--     $--      $--       $(85)      $(3)      $(88)
458     Services Rendered to
          Nonassociate Companies              (325)        -       (325)     325       -      325          -         -          -
421     Miscellaneous Income or Loss          (440)      (84)      (524)       -       -        -       (440)      (84)      (524)
447     Impact Studies                        (178)        -       (178)       -       -        -       (178)        -       (178)
500-559 Power Production                    18,033     2,403     20,436       11       -       11     18,044     2,403     20,447
560-579 Transmission                         7,827       567      8,394        -       -        -      7,827       567      8,394
580-599 Distribution                        13,571       362     13,933        -       -        -     13,571       362     13,933
902-903 Customer Accounts Expense           10,657         -     10,657        -       -        -     10,657         -     10,657
906-917 Customer Service & Information       9,179       141      9,320        -       -        -      9,179       141      9,320
920     Salaries and Wages                  72,563    21,944     94,507       64       -       64     72,627    21,944     94,571
921     Office Supplies and Expenses        18,247     3,146     21,393      223       -      223     18,470     3,146     21,616
922     Administrative Expense             (28,613)     (625)   (29,238)       -       -        -    (28,613)     (625)   (29,238)
923     Outside Service Employed            30,710     1,925     32,635       44       -       44     30,754     1,925     32,679
924     Property Insurance                     215         -        215        -       -        -        215         -        215
925     Injuries and Damages                 1,079        74      1,153        -       -        -      1,079        74      1,153
926     Employee Pensions and Benefits       8,326       605      8,931        -       -        -      8,326       605      8,931
927     Franchise Requirements                   -         -          -        -       -        -          -         -          -
930.1   General Advertising Expense          3,986       143      4,129        -       -        -      3,986       143      4,129
930.2   Miscellaneous General Expense       12,077     1,305     13,382        -       -        -     12,077     1,305     13,382
931     Rents                                6,300       742      7,042        -       -        -      6,300       742      7,042
935     Maintenance of Structures
          and Equipment                      4,216       529      4,745        -       -        -      4,216       529      4,745
403-405 Depreciation and Amortization
          Expense                            8,735       246      8,981        -       -        -      8,735       246      8,981
408     Taxes Other than Income Taxes        7,376       166      7,542        -       -        -      7,376       166      7,542
409     Income Taxes                             -     2,813      2,813        -       -        -          -     2,813      2,813
410     Provision for Deferred Income
          Taxes                                  -    (1,394)    (1,394)       -       -        -          -    (1,394)    (1,394)
411     Provision for Deferred Income
          Taxes - Credit                         -       262        262        -       -        -          -       262        262
417     Administrative - Business Venture    1,591        (6)     1,585    1,468       -    1,468      3,059        (6)     3,053
426.1   Donations                              657         3        660        -       -        -        657         3        660
426.3-
  426.5 Other Deductions                     3,238       (90)     3,148        -       -        -      3,238       (90)     3,148
427     Interest On Long-Term Debt             731        19        750        -       -        -        731        19        750
430     Interest On Debt To Associate
          Companies                          4,388         -      4,388        -       -        -      4,388         -      4,388
431     Other Interest Expense                 112         -        112        -       -        -        112         -        112
                                          ----------------------------------------------------------------------------------------
TOTAL COST OF SERVICE - INCOME STATEMENT   214,173    35,193    249,366    2,135      --    2,135    216,308    35,193    251,501
                                          ----------------------------------------------------------------------------------------

                                   (continued)

                                18(a) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

 SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES
                                   (thousands)

                                   (continued)

                                            ASSOCIATE COMPANY CHARGES   NONASSOCIATE COMPANY CHARGES  TOTAL CHARGES FOR SERVICE
                                            -------------------------   ----------------------------  -------------------------
                                           DIRECT    INDIRECT              DIRECT  INDIRECT           DIRECT   INDIRECT
ACCOUNT DESCRIPTION OF ITEMS                COST       COST      TOTAL      COST     COST   TOTAL      COST      COST      TOTAL
-------       --------------------          ----       ----      -----      ----     ----   -----      ----      ----      -----
COST OF SERVICE - BALANCE SHEET
107     Construction Work in Progress       18,942         -     18,942        3       -        3     18,945         -     18,945
108     Retirement Work in Progress            192         -        192        -       -        -        192         -        192
163     Stores Expense Undistributed         3,586        18      3,604        -       -        -      3,586        18      3,604
165     Prepayments                            478         -        478        -       -        -        478         -        478
183     Preliminary Survey &
          Investigation Charges                627         -        627        -       -        -        627         -        627
184     Clearing Accounts                    1,689        14      1,703        -       -        -      1,689        14      1,703
186     Miscellaneous Deferred Debits        9,147         -      9,147        -       -        -      9,147         -      9,147
188     Research, Development, or
          Demonstration Exp.                   183         -        183        -       -        -        183         -        183
                                          ----------------------------------------------------------------------------------------
TOTAL COST OF SERVICE - BALANCE SHEET      34,844         32     34,876        3      --        3     34,847        32     34,879
                                          ----------------------------------------------------------------------------------------

                                          ----------------------------------------------------------------------------------------
        TOTAL COST OF SERVICE             $249,017   $35,225   $284,242   $2,138     $--   $2,138   $251,155   $35,225   $286,380
                                          ========================================================================================

                                18(b) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

              SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                   (thousands)

Instruction:  Indicate each department or service function.
(See Instruction 01-3 General Structure of Accounting System:
   Uniform System of Accounts).

                                                                                   DEPARTMENT OR SERVICE FUNCTION
                                                                -----------------------------------------------------------------
                                                       TOTAL                       TECHNICAL
ACCOUNT  DESCRIPTION OF ITEMS                          AMOUNT   OVERHEAD EXECUTIVE SERVICES    ADMIN    FOSSIL  PRODUCTION  LEGAL
-------  --------------------                          ------   -------- --------- --------    -----    ------  ----------  -----
456      Other Electric Revenues                          $(88)       $-       $-        $-       $(3)     $(2)     $(33)       $-
458      Services Rendered to Nonassociate Companies         -         -        -         -         -        -         -         -
421      Miscellaneous Income or Loss                     (524)      (40)       -         -       (13)       -         -         -
447      Impact Studies                                   (178)        -        -      (178)        -        -         -         -
500-559  Power Production                               20,447         -      472        28         2    4,063    12,749         -
560-579  Transmission                                    8,394         -        -     6,717         -        -     1,677         -
580-599  Distribution                                   13,933         -       17    12,380        55        -     1,476         -
902-903  Customer Accounts Expense                      10,657         -        -       122     6,061        -         -         -
906-917  Customer Service & Information                  9,320         -        -        48         9        -         -         2
920      Salaries and Wages                             97,424     1,288    7,248     3,556    21,514      205       493     6,240
921      Office Supplies and Expenses                   22,299     1,304      716       525     2,628       21       475     1,193
922      Administrative Expense                        (40,196)        -        -     4,255   (46,276)     436         -        11
923      Outside Service Employed                       33,163       919      138       309     3,661        1       168    11,816
924      Property Insurance                                215         -        -         -        (6)       -         1         -
925      Injuries and Damages                            1,153         -        -         -       298        -         -         2
926      Employee Pensions and Benefits                  8,932         2        6         2     8,155        1         7         3
927      Franchise Requirements                              -         -        -         -         -        -         -         -
930.1    General Advertising Expense                     4,129         -        -         -         -        -         -         -
930.2    Miscellaneous General Expense                  13,519         -       65         4     8,373        -         4       444
931      Rents                                          11,883     4,002        -         -       331        1         3       378
935      Maintenance of Structures and Equipment         5,995     1,860        -         -       300        -         6        38
403-405  Depreciation and Amortization Expense           9,690     7,597        -         -     2,093        -         -         -
408      Taxes Other than Income Taxes                   7,542       837        -         -     6,702        -         -         -
409      Income Taxes                                    2,813         -        -         -     2,813        -         -         -
410      Provision for Deferred Income Taxes            (1,394)        -        -         -    (1,394)       -         -         -
411      Provision for Deferred Income Taxes - Credit      262         -        -         -       262        -         -         -
417      Administrative - Business Venture               3,053         -        -         2         -        1     1,780         -
426.1    Donations                                         660         -       56         5         1        -         -        52
426.3-
  426.5  Other Deductions                                3,148         -      385        24       314       10        27     2,130
427      Interest On Long-Term Debt                        750       750        -         -         -        -         -         -
430      Interest On Debt To Associate  Companies        4,388         -        -         -     4,388        -         -         -
431      Other Interest Expense                            112         -        -         -       112        -         -         -
107      Construction Work in Progress                  18,945         -        -     7,974     1,047      195     1,519        97
108      Retirement Work in Progress                       192         -        -        63        22       44        61         -
163      Stores Expense Undistributed                    3,604         -        -     3,168        92      342         -         -
165      Prepayments                                       478         -        -         -         -        -         -         -
183      Preliminary Survey & Investigation Charges        627         -        -       627         -        -         -         -
184      Clearing Accounts                               1,703         -        -       828       808       16         6         7
186      Miscellaneous Deferred Debits                   9,147         -        -        12       449        -        62     3,049
188      Research, Development, or Demonstration Exp.      183         -        -       172         -        -         2         -
                                                     ------------------------------------------------------------------------------
                       TOTAL COST OF SERVICE          $286,380   $18,519   $9,103   $40,643   $22,798   $5,334   $20,483   $25,462
                                                     ==============================================================================

                                 19 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

 SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT
                 OR SERVICE FUNCTION
                                   (thousands)

                                   (continued)

Instruction:  Indicate each department or service function.
(See Instruction 01-3 General Structure of Accounting System:
Uniform System of Accounts).

                                                                             DEPARTMENT OR SERVICE FUNCTION
                                                    --------------------------------------------------------------------------------
                                                    CORPORATE            INFORMATION                   CORPORATE            CUSTOMER
ACCOUNT      DESCRIPTION OF ITEMS                   SERVICES   MARKETING   SERVICES  NUCLEAR  AUDITS   DEVELOPMENT  FUEL    SERVICES
-------      --------------------                   --------   ---------   --------  -------  ------   -----------  ----    --------
456      Other Electric Revenues                         $--        $--        $--     $--       $--       $(50)      $--        $--
458      Services Rendered to Nonassociate Companies       -          -          -       -         -          -         -          -
421      Miscellaneous Income or Loss                   (435)         -          -       -         -        (36)        -          -
447      Impact Studies                                    -          -          -       -         -          -         -          -
500-559  Power Production                                  -          5         (1)     55         3        178     2,893          -
560-579  Transmission                                      -          -          -       -         -          -         -          -
580-599  Distribution                                      -          -          -       -         -          1         -          4
902-903  Customer Accounts Expense                        62         10          -       -         -          -         -      4,402
906-917  Customer Service & Information                1,872      4,040          1       -         -          -         -      3,348
920      Salaries and Wages                           12,825      3,035     21,528     240     2,276     11,448     1,079      4,449
921      Office Supplies and Expenses                  5,566        537      4,638      16       438      2,845       297      1,100
922      Administrative Expense                          155          -        853       -         6        360         4          -
923      Outside Service Employed                      3,348        970      6,073       -       317      3,802       917        724
924      Property Insurance                              220          -          -       -         -          -         -          -
925      Injuries and Damages                            853          -          -       -         -          -         -          -
926      Employee Pensions and Benefits                  413          1         19       -         -        310         -         13
927      Franchise Requirements                            -          -          -       -         -          -         -          -
930.1    General Advertising Expense                   4,059          -          -       -         -         70         -          -
930.2    Miscellaneous General Expense                 3,130         14        174       6         -      1,164       138          3
931      Rents                                           296        527      6,334       -         3          5         3          -
935      Maintenance of Structures and Equipment         634         35      3,011       -         -         74         -         37
403-405  Depreciation and Amortization Expense             -          -          -       -         -          -         -          -
408      Taxes Other than Income Taxes                     -          -          -       -         -          3         -          -
409      Income Taxes                                      -          -          -       -         -          -         -          -
410      Provision for Deferred Income Taxes               -          -          -       -         -          -         -          -
411      Provision for Deferred Income Taxes - Credit      -          -          -       -         -          -         -          -
417      Administrative - Business Venture                 2      1,227          2       -         -          -        39          -
426.1    Donations                                       544          1          -       1         -          -         -          -
426.3-
  426.5  Other Deductions                                206          8          -       5         -         33         2          4
427      Interest On Long-Term Debt                        -          -          -       -         -          -         -          -
430      Interest On Debt To Associate  Companies          -          -          -       -         -          -         -          -
431      Other Interest Expense                            -          -          -       -         -          -         -          -
107      Construction Work in Progress                     -        539      4,354       -         -         66     1,114      2,040
108      Retirement Work in Progress                       -          -          2       -         -          -         -          -
163      Stores Expense Undistributed                      -          -          2       -         -          -         -          -
165      Prepayments                                     478          -          -       -         -          -         -          -
183      Preliminary Survey & Investigation Charges        -          -          -       -         -          -         -          -
184      Clearing Accounts                                 2        (14)        52       -         -        (22)       15          5
186      Miscellaneous Deferred Debits                   235      1,099          -       -         -      2,984     1,257          -
188      Research, Development, or Demonstration Exp.      8          1          -       -         -          -         -          -
                                                     -------------------------------------------------------------------------------
                  TOTAL COST OF SERVICE              $34,473    $12,035    $47,042    $323    $3,043    $23,235    $7,758    $16,129
                                                     ===============================================================================

                                 20 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   (thousands)


                                                            DEPARTMENTAL SALARY EXPENSE
                                    -------------------------------------------------------------------------------
                                                              INCLUDED IN AMOUNTS BILLED TO
                                                      -------------------------------------------------------------
NAME OF DEPARTMENT                                                                                                       NUMBER OF
INDICATE EACH DEPARTMENT             TOTAL            PARENT            OTHER              NON              NON          PERSONNEL
OR SERVICE FUNCTION                  AMOUNT           COMPANY         ASSOCIATES        ASSOCIATES        BILLABLE      END OF YEAR
-------------------                  ------           -------         ----------        ----------        --------      -----------
Administration                      $27,122            $5,259           $21,651              $--              $212              186
Audit                                 1,613               254             1,359               --                --               22
Corporate Development                 9,537             1,694             7,730               --               113              130
Corporate Services                    9,657             1,700             7,946                1                10              118
Customer Service                      6,861               248             6,600               --                13              299
Executive                             5,735             3,849             1,886               --                --               27
Fossil Generation                     2,910               120             2,787               --                 3               36
Fuels                                 3,478               153             3,325               --                --               52
Information Services                 17,216             1,195            14,048               --             1,973              267
Legal                                 4,778             1,650             3,128               --                --               60
Marketing                             5,079               435             4,641               --                 3               40
Nuclear Engineering                     211                 4               207               --                --                1
Production Engineering                9,058               512             8,218              320                 8              142
Technical Services                   12,159               569            11,562                2                26              206
                                  ---------------------------------------------------------------------------------         -------
       TOTALS                      $115,414           $17,642           $95,088             $323            $2,361            1,586
                                  =================================================================================         =======


These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they cannot be identified in total with any particular line on Schedule XV, but are distributed among various lines.

                                21(a) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                            OUTSIDE SERVICES EMPLOYED
                                   (thousands)

Instructions: Provide a breakdown of outside services employed. If the aggregate amount paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a brief description of the service rendered by each vendor listed.

FROM WHOM PURCHASED                    SERVICE PROVIDED                                     AMOUNT
-------------------                    ----------------                                     -------
Auditing Services
  Arthur Andersen, LLP                 Auditing Services                                       $386
                                                                                            --------
                                                                                               $386
                                                                                            --------
Legal Services
  Abernathy MacGregor Frank            Legal Services                                          $131
  Barlow & Hardtner, L.C.              Legal Services                                           330
  Bracewell & Patterson                Legal Services                                           590
  Broyles & Pratt                      Legal Services                                         2,430
  Christy & Viener                     Legal Services                                         2,347
  Clark, Thomas & Winters              Legal Services                                           100
  Doerner, Saunders, Daniel
   & Anderson                          Legal Services                                           523
  Graves, Dougherty, Hearon & Moody    Legal Services                                           462
  Jones, Day, Reavis & Pogue           Legal Services                                         1,464
  Milbank, Tweed, Hadley & McCoy       Legal Services                                         2,340
  Sheinfeld, Maley & Kay               Legal Services                                         1,713
  Sidley & Austin                      Legal Services                                           389
  Slover & Loftus                      Legal Services                                           411
  Vinson & Elkins LLP                  Legal Services                                         2,187
  Wagstaff, Alvis, Stubbeman,
   Seamster & Longacre LLP             Legal Services                                           424
  White, Coffey, Galt & Fite           Legal Services                                           448
  Wilkinson, Carmody & Gilliam         Legal Services                                           292
  Other (66)                           Legal Services                                           916
                                                                                            --------
                                                                                            $17,497
                                                                                            --------
Consulting Services
  AIMS Consulting Inc.                 Consulting Services                                     $133
  Al Stalter & Associates              Consulting Services                                      333
  Analysts International Corporation   Consulting Services                                      859
  Arthur Andersen, LLP                 Consulting Services                                    1,018
  AXS Marketing, LLC                   Consulting Services                                      166
  AYCO Corporation                     Consulting Services                                      260
  Brothers & Co.                       Consulting Services                                      225
  Business Information Technology      Consulting Services                                      205
  Commercial Roofing Inc.              Consulting Services                                      118
  Compass Management and Leasing       Consulting Services                                      104
  Craig Stevens C.                     Consulting Services                                      161
  Data Dynamics Inc.                   Consulting Services                                      707
  Database Consultants Inc.            Consulting Services                                      217
  Deloitte & Touche                    Consulting Services                                    1,438
  Economists Incorporated              Consulting Services                                      188

                                21(b) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                            OUTSIDE SERVICES EMPLOYED
                                   (thousands)




FROM WHOM PURCHASED                    SERVICE PROVIDED                                     AMOUNT
-------------------                    ----------------                                     -------
Consulting Services (Continued)

  Edison Electric Institute            Consulting Services                                     $189
  FINANCO                              Consulting Services                                      116
  Global Corporation                   Consulting Services                                      105
  Hewitt Associates                    Consulting Services                                      668
  INDUS                                Consulting Services                                      122
  Infosystems Corporation              Consulting Services                                      176
  Inventiva                            Consulting Services                                      136
  ITRON                                Consulting Services                                      229
  James Martin & Company               Consulting Services                                    1,560
  Management Applications
   Consulting Inc.                     Consulting Services                                      209
  Market Strategies Inc.               Consulting Services                                      329
  Marketing Decision Research Group    Consulting Services                                      126
  Maxim Group                          Consulting Services                                      220
  New Energy Associates                Consulting Services                                      136
  Provide Technologies                 Consulting Services                                      137
  Read-Poland Associates               Consulting Services                                      107
  Reed Consulting                      Consulting Services                                      103
  Rex Lee Consulting                   Consulting Services                                      152
  Reynolds & Reynolds                  Consulting Services                                      326
  RHI Consulting                       Consulting Services                                      240
  Small Change Organization            Consulting Services                                      106
  Soft-Tech Systems                    Consulting Services                                      152
  SPR Systems & Programming            Consulting Services                                      683
  Sun Technical Services Inc.          Consulting Services                                      274
  Sungard CSS                          Consulting Services                                      163
  UBICS Incorporated                   Consulting Services                                      249
  US Web Corporation                   Consulting Services                                      133
  Utilities International              Consulting Services                                      397
  Utility Data Resources               Consulting Services                                      453
  Zond Systems Inc.                    Consulting Services                                      149
  Other (161)                          Consulting Services                                    3,226
                                                                                            --------
                                                                                            $17,503
                                                                                            --------
Temporary Personnel Services
  Accounting Principals                Temporary Accounting Services                           $281
  Imprimis Group Inc.                  Temporary Office and Accounting Services                 366
  Kelly Services                       Temporary Office and Accounting Services                 354
  Key Temporary                        Temporary Office and Accounting Services               1,081
  TAD Resources International Inc.     Temporary Office and Accounting Services                 140
  Vinson and Associates                Temporary Office and Accounting Services                 498
  Other (17)                           Temporary Office and Accounting Services                 687
                                                                                            --------
                                                                                             $3,407
                                                                                            --------

                                21(c) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                            OUTSIDE SERVICES EMPLOYED
                                   (thousands)



FROM WHOM PURCHASED                    SERVICE PROVIDED                                     AMOUNT
-------------------                    ----------------                                     -------
Other Outside Services
  ACCLIVUS Corporation                 Training Services                                       $187
  Advanced Applicators                 Line Spraying Services                                   113
  Americorp                            Relocation Services                                      393
  Aspect Telecommunications            Telecommunications Services                              317
  Asplundh Tree Experts                Tree Trimming Services                                 6,044
  Bank of Oklahoma                     Banking Services                                         285
  Chase Manhattan Bank                 Banking Services                                         102
  Computational Systems Inc.           Services Utility                                         249
  Credit Bureau of Bartlesville        Credit Bureau                                            114
  Davey Tree Surgery Company           Tree Trimming Services                                   253
  Desola Group Inc.                    Business Technical Process Consulting Services           236
  Electric Power Research Institute    Research                                               5,127
  Entex                                PC workstation support                                   607
  Equifax                              Credit Information Services                              218
  Espey, Huston & Associates           Preparation of Operating Permits                         126
  ISS Cleaning Services Group, Inc.    Janitorial Services                                      223
  Love Envelopes, Inc.                 Forms Printing                                           498
  Mail Box                             Statement Mailing Services                               269
  McCoy Tree Surgery                   Tree Trimming Services                                 1,720
  Moody's Investor Service             Security Analysis and Ratings                            106
  Oklahoma Press Service, Inc.         Newspaper Press Release Services                         121
  Red River Specialties Inc.           Tree Trimming Services                                   758
  Red Simpson Inc.                     Storm Damage Restoration Services                        162
  Simuflite Train                      Aviation Training                                        104
  Sodexho USA                          Catering/Food Services                                   185
  Standard & Poor's                    Security Analysis and Ratings                            110
  Summit Helicopters                   Aerial Line Treatment                                    307
  Trammel Crow Company                 Office Building Security & Engineering                   448
  Trees Inc.                           Tree Trimming Services                                 1,287
  Willow Wood Lawn Maintenance         Landscaping Services                                     168
  World Wide Products Inc.             Engineering Services                                     109
  Wright Tree Service                  Tree Trimming Services                                 3,660
  Other (317)                          Various Services                                       6,723
                                                                                            --------
                                                                                            $31,329
                                                                                            --------
                                       Total Outside Services                               $70,122
                                                                                            ========


These amounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they cannot be identified in total with any particular line on Schedule XV, but are distributed among various lines.

                                21(d) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                  EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
                                   (thousands)

Instructions: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                                             AMOUNT
-----------                                                            --------
Pension (1)                                                            $(3,518)

Retirement Savings Plan                                                  3,579

Medical                                                                  8,402

Educational Assistance                                                     239

Employee Awards and Events Program                                         164

Job Incentive Credits                                                   (1,080)

Accidental Death and Disability                                             62

Group Life                                                                  70

Long Term Disability                                                       361

Retired Employee Benefits                                                2,351

Outplacement Services                                                      104

Executive Benefits                                                          51

Health and Fitness Programs                                                 44

Other                                                                   (1,897)
                                                                ---------------
     TOTAL                                                              $8,932
                                                                ---------------


FOOTNOTES
---------
(1) Effective July 1, 1997, CSW changed pension plan funding and benefit calculation methods. The present values of accrued benefits under the existing pension plan were converted to a "cash balance" pension plan. As a result of these changes, the service company will continue to realize ongoing reductions in operating and maintenance expenses related to its pension plan. (See Note 2 - Benefit Plans for further information related to pensions.)

                                22(a) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                   GENERAL ADVERTISING EXPENSE - ACCOUNT 930.1
                                   (thousands)

Instructions: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


DESCRIPTION                 NAME OF PAYEE                            AMOUNT
General Advertising         Abilene Reporter News                       $20
                            Brothers & Company                           71
                            Corpus Christi Broadcasting Company          15
                            Donrey Outdoor Adventures                     4
                            Golden Banner Press, Inc.                   123
                            Inventiva                                    50
                            J L Media Inc.                              375
                            Jeff Davis County Mountain Dispatch           4
                            KTBS Inc.                                    20
                            Langdon Publishing                            9
                            Moore Document Solutions                      4
                            National Yellow Pages Direct                170
                            National Cinema Network                       5
                            New Orleans Publishing Group                  7
                            Oklahoma Press Service, Inc.                247
                            Outdoor Placement of Texas                  112
                            Pabst Creative Communications                30
                            Progressive Marketing                       374
                            Read-Poland Associates                       36
                            Rio Shelters Incorporated                    12
                            Shreveport Baseball, Inc.                     5
                            Standard Times                                8
                            Texas Television Inc.                        28
                            Towery Publishing Inc.                        5
                            Tulsa Drillers                               10
                            Vielmassociates                              13
                            Wingfield Smith / Clean Sweep Campaign       68
                            Others (96)                                  37
                                                                  ----------
                                        SUB-TOTAL                    $1,862
                                                                  ----------

Recruiting and
      Employment AdvertisingCareer Shop                                  $5
                            Computer Management Search                   15
                            JWG Associates                               24
                            Others (46)                                  30
                                                                  ----------
                                        SUB-TOTAL                       $74
                                                                  ----------

                                22(b) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                   GENERAL ADVERTISING EXPENSE - ACCOUNT 930.1
                                   (thousands)


DESCRIPTION                 NAME OF PAYEE                            AMOUNT

Public Relations and
      Institutional Image   Ark-La-Tex Hockey, LLC.                      $6
                            Brothers & Company                          430
                            Associated Business Forms                     3
                            Corpus Christi Ballet Company                31
                            Dallas Mavericks                             39
                            Global Media Corporation, LTD.               30
                            Inventiva                                   217
                            J L Media Inc.                              573
                            Langdon Publishing                           15
                            Money Magazine                               30
                            National Association of Investors Corp.       6
                            New Orleans Publishing Group                  5
                            North Texas Public Broadcasting             175
                            Oklahoma Press Service, Inc.                 90
                            Oklahoma Today                                4
                            Outdoor Placement of Texas                   58
                            Pabst Creative Communications                35
                            Progressive Marketing                         5
                            Public Strategies Incorporated               50
                            Team Azteca                                  85
                            Texas Television Inc.                        94
                            Texas Monthly                                22
                            Tulsa Oilers Hockey, Inc.                     7
                            Tulsa Drillers                                6
                            Tulsa Baseball, Inc.                          5
                            University of Tulsa                          20
                            Urban Tulsa /  Renegade Publishing, Inc.      4
                            Victoria Advocate                             4
                            Wingfield Smith / Clean Sweep Campaign       37
                            World Publishing Company                      4
                            Others (205)                                103
                                                                  ----------
                                        SUB-TOTAL                    $2,193
                                                                  ----------
                                          TOTAL                      $4,129
                                                                  ==========

                                22(c) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
                                   (thousands)

Instructions: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441
(b)(2)) shall be separately classified.

DESCRIPTION                                                      AMOUNT

Membership Fees and Dues                                         $8,239
Relocation Expenses                                               2,718
Trustee, Registrar, and Transfer Agent Fees                         815
Directors' Fees and Expenses                                        969
Annual Report Expenses                                              336
Corporate Financial Rating Fees                                     302
Miscellaneous                                                       140
                                                           -------------
     TOTAL                                                      $13,519
                                                           =============






                               RENTS - ACCOUNT 931
                                   (thousands)

Instructions: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY                                                 AMOUNT

Office Space Rent                                                $4,542
Offsite Storage Space Rent                                           25
Computer Timesharing Rent                                            87
Computer Software Rent                                            4,599
Computer Equipment Rent                                           1,978
Office Equipment Rent                                               534
Other Miscellaneous Rent                                            118
                                                           -------------
     TOTAL                                                      $11,883
                                                           =============

                          23 of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
                                   (thousands)

Instructions: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


DESCRIPTION                                                      AMOUNT

Other Than U.S. Government Taxes
  State Unemployment Taxes                                         $137
  Property, Franchise, Ad Valorem and Other Taxes                 1,142
                                                           -------------
     SUBTOTAL                                                     1,279
                                                           -------------

U.S. Governmental Taxes
  Social Security Taxes                                           6,195
  Federal Unemployment Taxes                                         68
                                                           -------------
     SUBTOTAL                                                     6,263
                                                           -------------

     TOTAL                                                       $7,542
                                                           =============

                                24(a) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                            DONATIONS - ACCOUNT 426.1
                                   (thousands)

Instructions: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                           PURPOSE OF DONATION                                             AMOUNT
American Red Cross - Dallas Area Chapter    Donation for Capital Campaign                                      $10

Austin Lyric Opera                          Donation to Support 1998 Season                                      5

Boys and Girls Clubs of America             Support of Chairmans Dinner                                          5

Central Dallas Association                  1998 Membership                                                      5

Child Care Group                            Annual donation                                                      6

Circle Ten Council Boy Scouts               Inner circle sponsorship 1998 & Boy Scout Golf Classic              15

Cowboy Artists of America Museum            Contribution to support the organization                             8

Dallas Ambassadors Forum                    Sponsorship of 1998 Forum                                           10

Dallas Arboretum                            Visitor Education Pavilion Building Fund                            21

Dallas Area Interfaith                      Donation in support of DAI programs                                  3

Dallas Business Committee for the Arts      Membership Dues for 1998                                             5

Dallas Citizens Council                     Membership Commitment 1998                                           6

Dallas Council of World Affairs             Annual Sponsor of H. Neil Mallow Award Dinner                        5

Dallas Museum of Art                        Corporate partner                                                   10

Dallas Opera                                Corporate sponsor                                                    4

Dallas Symphony Association, Inc.           Annual contribution                                                 17

Dallas Theater Center                       Corporate Partners Renewal                                          13

Dallas Women's Golf Classic                 Corporate Sponsor                                                    3

Executive Leadership Council                Membership Dues                                                      3

Greater Dallas Chamber Of Commerce          Annual Membership Dues                                              32

Junior League of Dallas                     Annual special sponsor underwriting                                  3

Leadership Texas                            Sponsor 1998 Leadership Program Partner Initiative                  10

Lisa Landry Childress Foundation            1998 Golf with the Legends Tournament                                5

                                24(b) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                            DONATIONS - ACCOUNT 426.1
                                   (thousands)


NAME OF RECIPIENT                           PURPOSE OF DONATION                                             AMOUNT
National Alliance of Business               1998 corporate contribution                                         $5

National Multiple Sclerosis                 Sponsor of Dinner Of Champions                                       7

National Paralysis Foundation               1999 Southwestern Ball Sponsor                                      15

Nature Conservancy of Texas                 Underwrite Dallas Corporate Conservation Leadership Award            3

Our Children, Inc.                          Presenting sponsor for Our Children's Store of Dallas               25

Progressive Marketing                       Corporate Support                                                    6

Project Shelter                             Annual golf tournament sponsorship                                   8

Salesmanship Club of Dallas                 Gold Sponsorship for '98 GTE Byron Nelson Classic                   23

Southwestern Ball                           Southwestern Medical Center of Dallas 1998 Sponsor                  10

Square One Productions                      Corporate Contribution                                               5

Taste of the South                          Fundraiser to Benefit Centers for Youth and Families                 5

Texans for Lawsuit Reform                   Annual Donation                                                      5

Texas Civil Justice League                  1998 Annual Corporate Dues                                           5

Texas Council on Economic Development       Annual contribution for 1998                                         5

Texas Engineering Foundation                Corporate Donation                                                   3

Texas Tech University                       Commitment to Capital and Bilking Campaign                          20

Tulsa Area United Way                       Corporate Gift                                                      60

U. S. Energy Association                    Support World Energy Conference                                     25

United Way of Metropolitan Dallas, Inc.     Corporate Contribution                                              76

Utility Business Education                  Annual Contribution                                                  5

VWP Group                                   Corporate Sponsor                                                    3

Women's Auxiliary to Children               Annual donation to Family Night at Six Flags for the
                                                Children's Medical Center of Dallas                              3

Young Concert Artists                       Corporate Contribution                                               5

YMCA of Metropolitan Dallas                 Pledge for Capital Campaign                                         10

Other (134)                                                                                                    119
                                                                                                       ------------

     TOTAL                                                                                                    $660
                                                                                                       ============

                                24(c) of 27 pages

                 ANNUAL REPORT OF Central and South West Services, Inc.

                          For the Year Ended December 31, 1998

                        OTHER DEDUCTIONS - ACCOUNTS 426.3 - 426.5
                                       (thousands)

Instructions: Provide a listing of the amount included in Accounts 426.3 through 426.5, "Other Deductions", classifying such expenses according to their nature.


DESCRIPTION                      NAME OF PAYEE                            AMOUNT
-----------                      -------------                            ------
Expenditures for Certain         Company employee and administrative
  Civic, Political &               costs for civic, political and
  Related Activities               related activities                     $2,927

Other Miscellaneous
  Deductions                     Company expense                             221
                                                                          ------

  TOTAL                                                                   $3,148
                                                                          ======

                                25(a) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                  SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME



Instructions: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

    The Data Center provides centralized computer services for all CSW System companies. The following information is provided pursuant to a Securities and Exchange Commission data request letter dated May 6, 1983.

   (a)Aggregate Billings by the Data Center
      The operating costs for the Data Center for the year ended December 31, 1998, were $8,276,253. See paragraph (b) for explanation of the 1998 billing procedure.

   (b)Breakdown of Data Center Billings by CRU
      The actual 1998 costs for the operation of the Data Center were $8,276,253. Costs of operation of the Data Center were charged back to the system companies based on their usage of the computer resources. CSWS allocates its costs for computer services rendered to CSW System companies as follows:

      Computer Resource Unit (CRU) Component Simplification
      CSWS utilizes the CRU, a measurement of computer services rendered to allocate direct costs to the CSW companies. The CRU was previously made up of forty components. CSWS, on April 1, 1990, reduced the number of components making up the CRU to only three components: (a) tape storage in terms of tape-days, which is used to allocate all tape related costs, (b) disk storage in terms of track-days which is used to allocate all disk related costs, and (c) CPU seconds which is used to allocate all other processor related usage costs. Use of only three components simplifies the computer billing process, reduces administrative costs and makes the charges to the users clearer and easier to understand.

      Usage Cost Allocation
      Computer usage costs are allocated on the basis of two factors. A "usage" portion is allocated based on the current number of CRUs used reflecting incremental costs of utilizing the three CRU components. The remaining "base" costs reflect the fixed costs of operating the data center and are spread according to the CRU usage of each company.

      The following page outlines the billing to companies separated into the two components referenced above. It should be noted that one dollar of usage cost equals one CRU.

                                25(b) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1998

                  SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

                                   (continued)


                                Usage              Base              Total
Company         CRU's          Billing            Billing           Billing

CPL           1,482,523        $1,482,523           $265,862        $1,748,385

PSO           1,179,660         1,179,660            362,352         1,542,012

SWEPCO        1,214,125         1,214,125            348,178         1,562,303

WTU             712,121           712,121            187,276           899,397

CSWS          1,992,828         1,992,828            530,475         2,523,303

CSW Energy          416               416                437               853
              ----------     -------------     --------------     -------------

     TOTALS   6,581,673        $6,581,673         $1,694,580        $8,276,253
              ==========     =============     ==============     =============


   (c)Statement of Data Center Activities
      The major activities of the Data Center during 1998 were the production environment of Integrated Data Management System (IDMS) and Customer Information Control System (CICS) for all of the system companies. Year 2000 testing was also a major activity.

      The operating costs for 1998 included salaries, equipment expenses, software services, disaster recovery, site rentals and general supplies.

                                25(c) of 27 pages

                 -----------------------------------------------
                 |       Central and South West Services       |
                 | Executive Summary Chart - December 31, 1998 |
                 ----------------------------------------------

                          Chairman & Chief Exec Officer
                                        |
                                        |
                                        |----------Dir Audits
                                        |
                                        |
 ---------------------------------------|----------
  |                             |                 |
Exec VP/                     EVP/CFO         Pres & Chief
General Counsel                 |            Operating Officer
  |                             |                 |
  |                         Controller            |
VP Assoc Gen                Treasurer             |
Cnsl/Corp Sec                                     |
                                                  |
                                                  |
                                                  |
                                                  |
        ------------------------------------------|---------------------------|
        |                                         |                           |
        |                                         |                           |
        |                                         |                           |
Sr VP External Affairs                    SVP Electric Operations             |
        |                                         |                           |
        |                                   |-----|                           |
         CSW LA/AR-SWEPCO President         |                                 |
         CSW Texas President                |----- VP Business Opertunities   |
         President/PSO                      |                                 |
         VP Governmental Affairs            |----- President/Energy Services  |
                                            |                                 |
                                            |----- President/Energy Delivery  |
                                            |                |                |
                                            |      VP Elect Del/T & D         |
                                            |      VP Operations Services     |
                                            |                                 |
                                            |----- President CSW Generation   |
                                                      |                       |
                                                      |                       |
                                                   VP Engineering             |
                                                   VP Fossil Generation       |
                                                   VP Fuels                   |
                                                   VP Nuclear Plants          |
                                                                              |
                                                                              |
                                            |---------------------------------|
                                            |
                                            |------SVP Cust Relations & Corp Dev
                                                           |
                                            |              |
                                            |      VP Customer Relations
                                            |      VP Human Resources
                                            |
                                            |------VP AEP Merger

                                26(a) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                              METHODS OF ALLOCATION

Central and South West Services, Inc. requested and the Securities and Exchange Commission granted on March 7, 1997, July 11, 1997*, November 7, 1997** and January 23, 1998*** the following 51 allocation methods. These allocation methods distribute costs among the participating companies according to the ratio of each company's applicable volumes to the total volume of all participating companies.


  1. #BANKACCTS  NUMBER OF BANK ACCOUNTS
                 Deposit, Disbursement & Manager checking accounts
  2. #CALCTRTEL  NUMBER OF CALL CENTER TELEPHONES
                 Phones located at each OPCO's customer service phone center
  3. #CELLPHONE  NUMBER OF CELL PHONES/PAGERS
  4. #CISCUSTML  NUMBER OF CIS CUSTOMER MAILINGS
                 Inserts placed in electric bills
  5. #CKSPRINTD  NUMBER OF CHECKS PRINTED*
                 Checks issued to vendors
                 (could be several invoices on one check)
  6. #CREDITCAR  NUMBER OF CREDIT CARDS**
                 Company issued corporate credit cards
  7. #COMMCUSTS  NUMBER OF COMMERCIAL CUSTOMERS
                 Less than 1000 kw of load
  8. #ELULTCUST  NUMBER OF ELECTRIC ULTIMATE CUSTOMERS
                 Residential, Commercial, Industrial, Public Street & Highway Lighting, Railroads, Railways, Interdepartmental Sales
                 (FERC accounts 440-446 & 448)
  9. #EMPLOYEES  NUMBER OF EMPLOYEES
                 Full-time and Part-time (does not include contractors)
 10. #GENPLTEMP  NUMBER OF GENERATING PLANT EMPLOYEES
 11. #GLTRANSAC  NUMBER OF GENERAL LEDGER TRANSACTIONS
                 Lines of accounting distribution
 12. #INDUSCUST  NUMBER OF INDUSTRIAL CUSTOMERS
                 More than 1000 kw load
 13  #HELPCALLS  NUMBER OF INFORMATION SERVICES CALLS***
 14. #JCATRANSA  NUMBER OF JOB COST ACCOUNTING TRANSACTIONS
                 Lines of accounting distribution on Job Cost Accounting Sub-system
 15. #OFROUTERS  NUMBER OF ROUTERS
                 Device that connects two or more Local Area Networks
 16. #OFSERVERS  NUMBER OF SERVERS
                 Large, fast-capacity computers
 17. #RADIOSMOB  NUMBER OF RADIOS (BASE/MOBILE/HANDHELD)
 18. #REMITITEM  NUMBER OF REMITTANCE ITEMS
                 Number of electric bill payments processed which cannot be processed through the lock box

                               26(b) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                              METHODS OF ALLOCATION
                                   (continued)

Central and South West Services, Inc. requested and the Securities and Exchange Commission granted on March 7, 1997, July 11, 1997*, November 7, 1997** and January 23, 1998*** the following 51 allocation methods. These allocation methods distribute costs among the participating companies according to the ratio of each company's applicable volumes to the total volume of all participating companies.


 19. #REMOTTERM  NUMBER OF REMOTE TERMINAL UNITS
                 SCADA system connector to control electric system
 20. #RESIDCUST  NUMBER OF RESIDENTIAL CUSTOMERS
 21. #TELEPHONE  NUMBER OF TELEPHONES
                 Includes all phone lines
 22. #TRAVELTRN  NUMBER OF TRAVEL TRANSACTIONS
                 Includes Hotel, Car Rental and Airline flights
 23. #VEHICLESS  NUMBER OF VEHICLES
                 Includes fleet and pool cars
 24. #VENDINVPT  NUMBER OF VENDOR INVOICE PAYMENTS
                 Actual vouchers
 25. #WORKSTATN  NUMBER OF WORKSTATIONS
                 Number of personal computers
 26. ALCOMMCHAN  ACTIVE OWNED OR LEASED COMMUNICATION CHANNELS
 27. AVGPKLD3YR  AVERAGE PEAK LOAD FOR PAST THREE YEARS
 28. KWHSALEULT  KWH SALES
                 Each company's kilowatt-hour sales to ultimate customers
 29. MMBTUBRALL  PAST 3 MONTHS MMBTU'S BURNED (ALL FUEL TYPES)
 30. MMBTUBRCOA  PAST 3 MONTHS MMBTU'S BURNED (COAL ONLY)
 31. MMBTUBRGAS  PAST 3 MONTHS MMBTU'S BURNED (GAS TYPE ONLY)
 32. MMBTUBROIL  PAST 3 MONTHS MMBTU'S BURNED (OIL TYPE ONLY)
 33. MMBTUSOLID  PAST 3 MONTHS MMBTU'S BURNED (SOLID FUELS ONLY)
 34. MWGENCAPAC  MW GENERATING CAPACITY
 35. MWHGENERAT  MWH'S GENERATION
 36. OVERHEADCR  OVERHEAD CLEARING
 37. PKAVGCUSAL  AVERAGE OF PEAK LOAD/AVERAGE NUMBER CUSTOMERS/KWH SALES
                 Gives equal weighting to peak load, average number of ultimate customers and kilowatt-hour sales to ultimate customers
 38. TLGROSSREV  TOTAL GROSS REVENUES FOR THE PREVIOUS FOUR QUARTERS**
 39. TCSWSB-INT  TOTAL CSWS BILLING LESS INDIRECT COST AND INTEREST
                 Allocates costs among the participating companies based on the percentage of company direct work orders billed to each CSW System company
 40. TFIXASSET$  TOTAL FIXED ASSET DOLLARS
 41. TFIXAS-NU$  TOTAL FIXED ASSET DOLLARS - NUCLEAR
 42. TGRUTIPLNT  TOTAL GROSS UTILLITY PLANT (INCLUDES CWIP)
                 Each company's gross utility plant
 43. TPOLEMILES  NUMBER OF MILES OF TRANSMISSION LINES
 44. TLASSET-NU  TOTAL ASSETS LESS NUCLEAR PLANT
 45. TTLASSETS$  TOTAL ASSET DOLLARS
                 Total Assets less: a/r affiliates; factored,interest receivable affiliates; investments in subsidiaries; money pool receivables
 46. TTPKLOADLY  TOTAL PEAK LOAD (PRIOR YEAR)
 47. CSWSPMBILL  CSWS PRIOR MONTH BILL
 48. CSWS3MBILL  CSWS PAST 3 MONTHS BILL
 49. EVENSPREAD  EVEN SPREAD OF CHARGE BY COMPANY
 50. ___'3MBILL  FUNCTIONAL DEPARTMENT'S PAST 3 MONTHS TOTAL BILL
 51. DPOLEMILES  NUMBER OF MILES OF DISTRIBUTION LINES

                                26(c) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

     The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 1998:

     In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Central and South West Services, Inc. submits the following information on the billing of interest on borrowed funds to associated companies for the year 1998:

     A. Amount of interest billed to associate companies is contained on page 16, Analysis of Billing.

     B. The basis for billing of interest to the associated companies is based on the Service Company prior month bill.

                                26(d) of 27 pages

             ANNUAL REPORT OF Central and South West Services, Inc.

                                SIGNATURE CLAUSE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                                    Central and South West Services, Inc.
                                    -------------------------------------
                                    (Name of Reporting Company)

                           By:      /s/ R. Russell Davis
                                    -------------------------------------
                                    (Signature of Signing Officer)

                                    R. Russell Davis            Controller
                                    -------------------------------------
                                    (Printed Name and Title of Signing Officer)


Date:  April 30, 1999
       --------------

                                 27 of 27 pages